NO ACT

DC PE 1-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023779

Received SEC

JAN 28 2008

Washington, DC 20549

January 28, 2008

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/28/2008

Re: Whole Foods Market, Inc.
Incoming letter dated January 9, 2008

Dear Mr. Chevedden:

This is in response to your letter dated January 9, 2008 concerning the shareholder proposal submitted to Whole Foods by John Chevedden. On December 19, 2007, we issued our response expressing our informal view that Whole Foods could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bruce H. Hallett
Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, TX 75201

PROCESSED
JAN 31 2008 E
THOMSON
FINANCIAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 9, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Whole Foods Market Inc. (WFMI)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

The December 19, 2007 letter with the Whole Foods Market, Inc. (December 19, 2007) Response of the Office of Chief Counsel Staff Reply Letter apparently indicates that the below December 11, 2007 shareholder rebuttal was not considered. This rebuttal was forwarded on December 11, 2007 as an attachment to this message:

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Tue, 11 Dec 2007 10:20:32 -0800
To: "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>
Cc: Albert Percival <Albert.Percival@wholefoods.com>
Subject: Whole Foods Market Inc. (WFMI) – Rule 14a-8 Proposal: Simple Majority Vote

Please see attachment.

The rebuttal seems to be persuasive that the company still has a supermajority of "two-thirds." Additionally the company received the rebuttal and has not responded it.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Albert Percival <Albert.Percival@wholefoods.com>
Whole Foods Market Inc.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 11, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Whole Foods Market Inc. (WFMI)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote

Ladies and Gentlemen:

The following is text from the governing documents of Whole Foods Market Inc. (WFMI) showing the existing supermajority vote provisions (bold added):

WFMI

RESTATED ARTICLES OF INCORPORATION
(WITH AMENDMENT)

OF WHOLE FOODS MARKET, INC

...

Voting Rights

(7) Any voting rights in respect of matters other than those for which voting rights are specifically provided herein, and any other preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof.

A vote of **two-thirds** in interest of the Class A shareholders is required for the amendment of the Articles of Incorporation.' "

2

...

Voting Rights

(7) Any voting rights in respect of matters other than those for which voting rights are specifically provided herein, and any other preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof.

A vote of **two-thirds** in interest of the Class A shareholders is required for the amendment of the Articles of Incorporation.' "

Article VI

If, with respect to any action taken by the shareholders of the corporation, any provision of the Texas Business Corporation Act would, but for this Article VI, require the vote or concurrence of the holders of shares having more than a majority of the votes entitled to be cast thereon, or of any class or series thereof, the vote or concurrence of the holders of shares having only a majority of the votes entitled to be case thereon, or of any class or series thereof, shall be required with respect to any such action.

Article VII

The corporation will not commence business until it has received for the issuance of its shares consideration of the value of not less than One Thousand Dollars ($1,000.00), consisting of money, labor done or property actually received.

Article VIII

The address of the corporation's registered office is 2500 InterFirst Tower, Austin, Texas, 78701, and the name of its registered agent at such address is Brandon C. Janes.

7

...

EXECUTED this 24th day of March, 2006.

WHOLE FOODS MARKET, INC.,
a Texas corporation

By:
/s/ Glenda Chamberlain

Glenda Chamberlain

Executive Vice President

For the above reasons it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Albert Percival
Whole Foods Market Inc.

END